

03 AUG -7 AM 7:21



03029099

File: 082-04144

August 5, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the capital increase through a bonus issue.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



PROCESSED
AUG 12 2003
THOMSON FINANCIAL



Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

File: 082-04144



THE EFES BEVERAGE GROUP
GENERAL RELEASE TO THE PUBLIC
AUGUST 5TH, 2003



CAPITAL INCREASE OF ANADOLU EFES BIRACILIK VE MALT SANAYII A.S. THROUGH BONUS ISSUE

Anadolu Efes Biracilik ve Malt Sanayii A.S. announced that it is going to increase its capital by 125% through bonus issue from TRL 50,167,474,786,000 to TRL 112,876,818,269,000 by TRL 62,709,343,483,000 within its authorised capital ceiling of 200 trillion TRL.

The bonus issue of TRL 62,709,343,483,000 consists of:
TRL 37,120,773,267,897 - revaluation fund in subsidiaries
TRL 25,588,570,215,103 - fund of cost increase

The Efes Beverage Group is composed of Anadolu Efes Biracilik ve Malt Sanayii A.S. (Anadolu Efes) and its subsidiaries and affiliates. Anadolu Efes acts both as an operational company in the Turkish beer market as well as a holding company that owns majority shares in the Turkish and International beer and Coca-Cola businesses of the Efes Beverage Group.

As a system of companies producing and marketing beer, malt and soft drinks across a geography including Turkey, South East Europe and Central Asia, the Efes Beverage Group is currently operating 12 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 9 countries. The Group with an annual brewing capacity in excess of 1.6 billion liters, malting capacity of 150,000 tones and Coca-Cola bottling capacity of over 340 million unit cases per year is one of the leading beverage systems in the region.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr